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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Washington Trust Bancorp, Inc.

(Name of Issuer)

Common Stock, $.0625 par value

(Title of Class of Securities)

940610 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 940610 10 8			Page 2 of 5

1.	Name of Reporting Person: David W. Wallace		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 535,935

		6.	Shared Voting Power: 956,600

		7.	Sole Dispositive Power: 535,935

		8.	Shared Dispositive Power: 956,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,492,535

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 11.2%

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS

13G
CUSIP No. 940610 10 8	Page 3 of 5

Item 1(a).	Name of Issuer:
Washington Trust Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
23 Broad Street, Westerly, RI 02891

Item 2(a).	Name of Person Filing:
David W. Wallace

Item 2(b).	Address of Principal Business Office or, if None, Residence:
680 Steamboat Road, Greenwich, CT 06830

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock, $.0625 par value

Item 2(e).	CUSIP Number:
940610 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

     (a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

     (b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) ☐ Investment company registered under Section 8 of the Investment Company Act.

     (e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

13G
CUSIP No. 940610 10 8	Page 4 of 5

Item 4. Ownership.

     (a) Amount beneficially owned:

          1,492,535

     (b) Percent of class:

          11.2%

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 535,935

          (ii) Shared power to vote or to direct the vote 956,6002

          (iii) Sole power to dispose or to direct the disposition of 535,935

          (iv) Shared power to dispose or to direct the disposition of 956,6003

Item 5. Ownership of Five Percent or Less of a Class. N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[2]	Includes 123,000 shares owned by Mr. Wallace’s spouse, 538,580 shares held by the Robert R. Young Foundation of which Mr. Wallace serves as president and trustee and 295,020 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as president and trustee.

[3]	Includes 123,000 shares owned by Mr. Wallace’s spouse, 538,580 shares held by the Robert R. Young Foundation of which Mr. Wallace serves as president and trustee and 295,020 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as president and trustee.

13G
CUSIP No. 940610 10 8	Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
(Date)

/s/ David V. Devault
(Signature)

David V. Devault EVP, Treas, CFO - POA
(Name/Title)